# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MultiSensor AI Holdings, Inc., CIK 0001863990
CUSIP: 456948108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2105 WEST CARDINAL DRIVE, BEAUMONT, Texas (TX), 77705
Date of event which requires filing of this statement: 11/05/2025
Amends the filing with accession number 0000921895-24-002169
Filed by CIK 0001873893
Persons authorized to receive notices and communications: Michael Braner, 325 Capital LLC, 757 Third Avenue, 20th Floor, New York, New York (NY), 10017, 646-774-2904; Kenneth A. Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 325 Capital Master Fund LP (CIK 0001972759): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,166,407; sole dispositive power 0; shared dispositive power 2,166,407; aggregate amount beneficially owned 2,166,407 (4.7% of the class)
- 325 Capital GP, LLC (CIK 0001972758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,166,407; sole dispositive power 0; shared dispositive power 2,166,407; aggregate amount beneficially owned 2,166,407 (4.7% of the class)
- 325 CAPITAL LLC (CIK 0001873893): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,961,653; sole dispositive power 0; shared dispositive power 12,961,653; aggregate amount beneficially owned 12,961,653 (27.9% of the class)
- Braner Michael David (CIK 0001908015): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,961,653; sole dispositive power 0; shared dispositive power 12,961,653; aggregate amount beneficially owned 12,961,653 (27.9% of the class)
- FRIEDBERG DANIEL M. (CIK 0001448795): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,961,653; sole dispositive power 0; shared dispositive power 12,961,653; aggregate amount beneficially owned 12,961,653 (27.9% of the class)
- Shrivastava Anil K (CIK 0001908019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,961,653; sole dispositive power 0; shared dispositive power 12,961,653; aggregate amount beneficially owned 12,961,653 (27.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MultiSensor AI Holdings, Inc.
Address of issuer's principal executive offices: 2105 WEST CARDINAL DRIVE, BEAUMONT, Texas (TX), 77705

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On November 4, 2025, the Issuer and certain of the Reporting Persons executed an Amendment No. 1 to Securities Purchase Agreement (the "Amendment") to the 2025 Purchase Agreement (as defined in Amendment No. 3 to the Schedule 13D). Pursuant to the Amendment, the 2025 Purchase Agreement was amended to provide that the Issuer is not prohibited under the 2025 Purchase Agreement from offering and selling up to $14.5 million in Shares or Share equivalents (including pre-funded warrants) at a price per Share, or Share equivalent, to equal or exceed $1.35, with such offering to close within five Business Days of the date of the Amendment (the "Offering"), and none of the Investors (as defined in Amendment No. 3 to the Schedule 13D), including the Reporting Persons, as applicable, shall have a right to participate in the Offering pursuant to the 2025 Purchase Agreement. The foregoing description of the Amendment does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of a form of the Amendment, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein.

The Offering closed on November 5, 2025, and in connection with the closing of the Offering, the Issuer issued 4,595,000 Shares and pre-funded warrants to purchase 6,100,000 Shares to the purchaser.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the close of business on November 7, 2025, the Reporting Persons beneficially owned an aggregate of 12,961,653 Shares, which represents approximately 27.9% of the outstanding Shares, based upon a denominator that is the sum of (i) 41,842,823 Shares outstanding as of November 3, 2025, and (ii) 4,595,000 Shares issued in connection with the Offering, each as set forth in the Issuer's Prospectus Supplement filed with the SEC on November 5, 2025. The number of Shares reported beneficially owned herein by the Reporting Persons excludes (a) 6,970,892 Shares underlying the Warrants currently held by the Reporting Persons and (b) the remaining 13,629,466 Shares and 27,258,936 Shares underlying the Warrants issuable to the Reporting Persons upon the Issuer obtaining the Stockholder Approval (as defined in Amendment No. 3 to the Schedule 13D).

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on November 7, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The Reporting Persons have not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The definition and description of the Amendment as set forth in Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Amendment No. 1 to Securities Purchase Agreement, dated November 4, 2025 (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on November 5, 2025)

## Signatures
- 325 Capital Master Fund LP: /s/ Michael Braner, Michael Braner, Managing Member (11/07/2025)
- 325 Capital GP, LLC: /s/ Michael Braner, Michael Braner, Managing Member (11/07/2025)
- 325 CAPITAL LLC: /s/ Michael Braner, Michael Braner, Managing Member (11/07/2025)
- Braner Michael David: /s/ Michael Braner, Michael Braner (11/07/2025)
- FRIEDBERG DANIEL M.: /s/ Daniel Friedberg, Daniel Friedberg (11/07/2025)
- Shrivastava Anil K: /s/ Anil Shrivastava, Anil Shrivastava (11/07/2025)